

June 24, 2010

<u>Via Facsimile and U.S. Mail</u>
John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

> **Re:** **Airgas, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Air Products**
> **Distribution, Inc. and Air Products and Chemicals, Inc.**
> **Filed June 16, 2010**
> **File No. 1-09344**

Dear Mr. Stanley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>PREC 14A</u>

<u>General</u>

1. Throughout your disclosure, you indicate that a vote for your nominees and proposals will send a strong message to the Airgas Board to constructively engage with Air Products regarding the offer or another business combination. Please revise to clarify whether the nominees and/or Air Products have any additional or alternative plans regarding the offer "and/or another business combination" and if so, disclose the details of such plans. If there are no plans, please revise to clarify this fact.

Questions and Answers About this Proxy Solicitation, page 11

2.   Please add a question and answer that summarizes the practical effect to shareholders, both positive and negative, resulting from the approval of each of proposals 2-4. For example, revise to highlight the consequence if the CEO and current Chairman, Mr. McCausland is not elected but is reappointed to the Board.

3.   You disclose throughout the proxy that each of your nominees has acknowledged that "there is not, and cannot be, any agreement between any of them and Air Products regarding the decisions they make as a director of Airgas…" You also disclose that if your nominees are elected to the nine-person Airgas Board and other proposals are approved, the Airgas Board will be "more likely" to act in the best interests of shareholders.   Based on the acknowledgment received from each of the nominees and the fact that such nominees, if elected, would constitute only a minority of the Board, the basis for the conclusion you have asserted is not apparent. Please revise to set forth any assumptions you are making regarding the efficacy of your nominees' influence on the nine-person Board if elected and any assumptions you are making regarding the future actions of such nominees and Air Products.

4.   Each time you assert your belief regarding the necessity and appropriateness of an independent committee to evaluate the offer given the alleged influence of Mr. McCausland on the Airgas Board, please also clarify that the issue of whether an independent committee is needed is an issue currently pending before the Court of Chancery of the State of Delaware and has not yet been adjudicated.

5.   Please refer to our comment above and also supplement your disclosure to also disclose that Mr. McCausland is one out of nine board members of Airgas who has been considering the offer.

6.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following:

John D. Stanley, Esq.
Air Products and Chemicals, Inc.
June 24, 2010
Page 3

- the assertion predicting that the current board "*will not* act, in [the] best interest [of shareholders…]" in the letter to shareholders (emphasis added);

- Mr. Clancey's experiences as chief executive officer and/or chairman of the board of "complex international businesses"; and,

- Mr. Lumpkins "significant operational, management, financial and governance experience from a variety of positions in major international corporations…"

Where the basis of support is other documents such as reports, articles or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Air Products Proposals, page 19

7.   As done on the form of proxy card, please clarify in the proxy statement that none of the proposals are conditioned on the approval of another.

Proposal 3: Amend By-Laws To Require Airgas To Hold Future Annual Meetings in January, page 21

8.   You disclose that advancement of the annual meeting to January would provide shareholders an early opportunity to replace the majority of the existing Airgas Board by January 2011. Please supplement your disclosure to explicitly state, if true, that the Air Products participants intend to nominate additional candidates for election to the Airgas Board at the 2011 meeting if Proposal 3 is approved.

Air Products Nominees, page 25

9.   We refer you to Item 401 (e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf.   Please disclose the particular qualifications of each nominee considered for the Board that led the Air Products parties to conclude that they would be suitable for election to the Airgas Board at this particular time. In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is insufficient. For example, please revise to disclose whether consideration of specific qualities of each nominee was discussed.

Other Proposals to be Considered at the 2010 Annual Meeting, page 39

10.   We note disclosure that as to other matters that may properly come before the meeting, the proxy holders will vote the gold proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters

unknown "a reasonable time before the solicitation." Please clarify this in your proxy statement.

Participants in the Solicitation, page 45

11.   Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Solicitation of Proxies, page 47

12.   It appears that you intend to solicit proxies via mail, courier services, telephone, telegraph, the Internet, email, newspapers, advertisements and other publications of general distribution and in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please reconfirm your understanding.

13.   Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

14.   Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, please provide disclosure responsive to Item 4(b) of Schedule 14A and disclose the publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) where electronic copies of the proxy will be made available.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

    ·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: James C. Woolery, Esq. (via facsimile)
         Cravath, Swaine & Moore